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                                                               Exhibit 12 (a)


                             XEROX CREDIT CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (In Millions)


                         Three Months Ended
                             March 31,          Year Ended December 31,

                            1997   1996     1996    1995   1994   1993   1992


Income before income taxes $  32  $  32    $ 123   $ 119  $ 147  $ 154  $ 158

Fixed Charges:
   Interest expense (2)
     Xerox debt                2      1        5       6      5      4      2
     Other debt               51     51      199     213    197    205    210
       Total fixed charges    53     52      204     219    202    209    212

Earnings available for
  fixed charges            $  85  $  84    $ 327   $ 338  $ 349  $ 363  $ 370

Ratio of earnings to
  fixed charges (1)         1.60   1.62     1.60    1.54   1.73   1.74   1.75



(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges by total fixed charges.


(2) Debt had been assigned to discontinued operations based on the net assets of the discontinued operations and the debt to equity ratios that existed at the time the assets were acquired. Beginning in 1995, the amount of interest expense that would have been allocated to discontinued operations is insignificant and is now being reported within continuing operations and therefore included in the fixed charges. Discontinued operations consist of the Company's real estate development and related financing operations and its third-party financing and leasing businesses.



















(21)